Filed Pursuant to Rule 424(b)(3)

Registration No. 333-175989

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 5 DATED OCTOBER 1, 2012

TO THE PROSPECTUS DATED JULY 12, 2012

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Dividend Capital Diversified Property Fund Inc., dated July 12, 2012 as supplemented by Supplement No. 1, dated August 1, 2012, Supplement No. 2, dated August 13, 2012, Supplement No. 3, dated September 4, 2012 and Supplement No. 4, dated September 10, 2012 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

•	the daily NAV per share, as determined in accordance with our valuation procedures, for each business day from September 1 to September 30, 2012, for each of our classes of common stock;
•	supplemental risk factor disclosure;
•	a hypothetical calculation illustrating the various components that are likely to impact our NAV calculation; and
•	additional information regarding Class I shares.

Monthly Pricing Information (unaudited)

Below is the NAV per share, as determined in accordance with our valuation procedures, for each business day from September 1 to September 30, 2012:

Date	NAV per Share

	Class E	Class A	Class W	Class I
September 4, 2012	$6.67	$6.67	$6.67	$6.67
September 5, 2012	$6.67	$6.67	$6.67	$6.67
September 6, 2012	$6.67	$6.67	$6.67	$6.67
September 7, 2012	$6.67	$6.67	$6.67	$6.67
September 10, 2012	$6.63	$6.63	$6.63	$6.63
September 11, 2012	$6.63	$6.63	$6.63	$6.63
September 12, 2012	$6.63	$6.63	$6.63	$6.63
September 13, 2012	$6.63	$6.63	$6.63	$6.63
September 14, 2012	$6.63	$6.63	$6.63	$6.63
September 17, 2012	$6.63	$6.63	$6.63	$6.63
September 18, 2012	$6.63	$6.63	$6.63	$6.63
September 19, 2012	$6.63	$6.63	$6.63	$6.63
September 20, 2012	$6.63	$6.63	$6.63	$6.63
September 21, 2012	$6.63	$6.63	$6.63	$6.63
September 24, 2012	$6.63	$6.63	$6.63	$6.63
September 25, 2012	$6.63	$6.63	$6.63	$6.63
September 26, 2012	$6.64	$6.64	$6.64	$6.64
September 27, 2012	$6.64	$6.64	$6.64	$6.64
September 28, 2012	$6.64	$6.64	$6.64	$6.64

On any day, our share sales and redemptions will be made based on the day’s applicable per share NAV carried out to four decimal places. On each business day, our NAV per share for each class is (1) posted on our website, www.dividendcapitaldiversified.com, and (2) made available on our toll-free, automated telephone line, (888) 310-9352.

Risk Factors

The following summary risk factor supplements the summary risk factors found in the Prospectus.

•	We have experienced past annual net losses, as determined in accordance with GAAP, and may experience additional losses in the future which could adversely impact our NAV and our ability to conduct operations, make investments and pay distributions.

The following risk factor supplements the risk factors found in the Prospectus.

For the years ended December 31, 2011, 2010, and 2009, we experienced annual net losses and in the future we may experience additional losses that could adversely impact our NAV and our ability to conduct operations, make investments and pay distributions.

For the years ended December 31, 2011, 2010, and 2009, we had respective net losses, as determined in accordance with GAAP, of approximately $64.6 million, $22.4 million, and $47.1 million. In the event that we continue to incur net losses in the future, we may have less money available to make investments and pay distributions, and our NAV, financial condition, results of operations, cash flow and ability to service our indebtedness may be adversely impacted.

NAV and NAV per Share Calculation

The following disclosure supplements the “Net Asset Value Calculation and Valuation Procedures—NAV and NAV per Share Calculation” section of the Prospectus.

A hypothetical calculation illustrating the various components that are likely to impact our NAV calculation on any given day is below. For purposes of this illustration, we assume that distributions accrue daily and that the calculation occurs on a hypothetical day on which there are no distribution reinvestments. This table does not reflect that we effectively have four classes of common stock. As described in the Prospectus and in the footnote to the table below, each class of shares may have a different NAV because certain fees differ with respect to each class. All amounts shown in the hypothetical calculation below are for illustrative purposes only and are not indicative of our current or projected financial condition or performance.

Beginning NAV on Hypothetical Trading Day	$2,000,000,000

Daily Activity:
Unrealized/Realized Gains (Losses) on Net Assets	350,000

Accrual of Income and Expenses	275,000
Accrual of Dealer Manager Fee and Distribution Fee (1)	(50,000)
Accrual of Distributions	(225,000)

NAV Before Share Sales and Redemptions	2,000,350,000

Shares Sold	2,000,000
Shares Redeemed	(350,000)

Ending NAV on Hypothetical Trading Day	$2,002,000,000

(1)

Our share classes may have different expense accruals associated with certain fees and expenses tied to NAV for each share class, which may vary over time primarily due to different class-specific expenses.

Additional Information Regarding Class I Shares

Class I shares are available for purchase in this offering only (1) through bank-sponsored collective trusts and bank-sponsored common trusts, (2) by our executive officers and directors and their immediate family members, as well as officers and employees of the Advisor and the Advisor’s product specialists or other affiliates of the Advisor and their immediate family members, our product specialists and their affiliates and, if approved by our board of directors, joint venture partners, consultants and other service providers or (3) any other categories of purchasers that we name in an amendment or supplement to this prospectus. In particular, we intend to sell Class I shares to a bank-sponsored collective trust named The Trust Advisors Portfolios Program, Series Seven, Reliance Trust Real Estate Portfolio – Dividend Capital Focus. The trust presently intends to raise capital by selling units of interest in the trust, and to invest a substantial amount of the proceeds in our Class I shares. The trust is under no obligation to purchase any Class I shares.

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